January 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

Washington, D.C. 20549

Attention: Corey Jennings, Special Counsel

Re:	Defi Technologies, Inc.

Registration Statement on Form 40FR12B

Filed September 16, 2024

File No. 001-41056

Dear Mr. Jennings,

We write on behalf of our client DeFi Technologies, Inc. (together with its subsidiaries on a consolidated and unconsolidated basis, herein referred to as, the “Company”) in response to the U.S. Securities and Exchange Commission’s (the “Commission” or the “SEC”) letter dated October 15, 2024 (the “Request”) regarding the Company’s Registration Statement on Form 40FR12B filed with the Commission on September 16, 2024 (the “Registration Statement”). In connection with this response to the Request, the Company is contemporaneously filing an amendment to the Registration Statement, to provide further updates to its disclosure therein and to file additional exhibits. The Company’s responses follow below in the order of the questions in the Request.

1.	Please provide a comprehensive, detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”). Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators for each company. Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

Without limiting the generality of the foregoing question, please (i) provide factual support and a comprehensive, detailed legal analysis addressing whether the Company views “digital assets loaned” and “digital assets staked” to be “investment securities” as defined under Section 3(a)(2) of the 1940 Act and (ii) provide the value of the SOL, ADA, MATIC, FIL, ATOM, SAND, MANA, ALGO, AXS, and COTI held by each company, which the Commission has stated have been offered and sold as securities under the federal securities laws . In this regard, we refer you to the complaints filed by the Securities and Exchange Commission against Binance Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc., and Changpeng Zhao and Coinbase, Inc. and Coinbase Global, Inc.

The Company does not meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “Act”). Specifically, the Company is not, “engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets…on an unconsolidated basis.” (the “40% Test”).1

[1]	15 U.S. Code § 80a–3(a)(1)(C).

As further clarified below and in response to Item 2, the Company’s holdings are largely comprised of non-securities digital assets (“Digital Assets”) for the purposes of hedging its primary business activity of offering ETPs (as defined below) and therefore (1) it is not generally engaged in the business of “investing, reinvesting, owning, holding, or trading in securities,” and (2) despite the broad definition of “investment securities” under Section 3(a)(2) of the Act (“Investment Securities”), the Company does not hold assets on its balance sheet that satisfy the definition of Investment Securities in an amount exceeding 40% of the Company’s assets.2

As of the Company’s most recent fiscal quarter end (September 30, 2024), the Company’s total assets were $928,959,248. The Company held $20,702,196 in cash and cash equivalents, $1,081,075 in amounts receivable, and $4,066,680 in prepaid expenses. In total, these assets represent approximately 2.8% of the Company’s total assets. The Company’s long-term assets include private investments, long-term digital assets, intangible assets, and goodwill equaling approximately $96,888,298 or 10.4% of the Company’s total assets. The Company’s remaining assets were (short-term) Digital Assets, Digital Assets loaned (“Digital Assets Loaned”), and Digital Assets staked (“Digital Assets Staked”), equaling in the aggregate, approximately 86.8% of the Company’s total assets. Specifically, the Company held:

●	$227,317,209 in Digital Assets (“Balance Sheet Digital Assets”), equal to approximately 24.5% of the Company’s total assets;

●	$38,660,569 in Digital Assets Loaned, equal to approximately 4.2% of the Company’s total assets; and

●	$540,243,221 in Digital Assets Staked, equal to approximately 58.2% of the Company’s total assets.

Within each of the three (3) Digital Asset categories identified above, the Company’s holdings primarily reflect concentrated positions of underlying Digital Assets as described below:

●	Balance Sheet Digital Assets: Of the $227,317,209 in Balance Sheet Digital Assets, the Company’s largest holdings are: (1) Solana (“SOL”), the native token of the Solana blockchain network, equaling approximately 48.2% of the total Balance Sheet Digital Assets; (2) Bitcoin (“BTC”), equaling approximately 26.2% of the total Balance Sheet Digital Assets; and, (3) Ether (“ETH”), equaling approximately 9.6% of the total Balance Sheet Digital Assets.

●	Digital Assets Loaned: Of the $38,660,569 in Digital Assets Loaned, $37,107,780 are in the form of ETH, equaling 96% of the Digital Assets Loaned. Notably, the Commission has recognized that ETH is not a security.[3]

●	Digital Assets Staked: Of the $540,243,221 in Digital Assets Staked, the Company’s largest position is in SOL, equaling approximately 64.9% of the total Digital Assets Staked. BTC is the second largest position, equaling approximately 25.7% of the total Digital Assets Staked.[4]

[2]	15 U.S. Code § 80a–3(a)(2) (“Investment securities” are broadly defined under Section 3(a)(2) of the Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) and (7) of subsection (c)”).

[3]	See William Hinman, Dir., SEC Div. of Corp. Fin., Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (Jun. 14, 2018) (stating, “based on my understanding of the present state of Ether, the Ethereum network and its decentralized structure, current offers and sales of Ether are not securities transactions.”); see also Sec. & Exch. Comm’n, Release No. 34-100224 (May 23, 2024) (SEC order approving eight Ethereum ETFs for listing on SEC-regulated exchanges); see also Sec. & Exch. Comm’n, In the Matter of eToro USA LLC, File No. 3-22106 (Sep. 12, 2024) (the SEC indirectly indicated that Ether is not a security in a settlement order whereby the SEC permitted a digital asset exchange to continue to offer Ether as a tradeable digital asset).

[4]	On or about June 2024, the Company deployed an independent validator node on the Core Chain as part of its Infrastructure Business. Notably, the Company does not stake its BTC with a third-party that stakes its BTC on the Company’s behalf.

In light of the foregoing Company metrics, and in recognition of the Commission’s position regarding BTC and ETH, a determination as to whether the Company constitutes an investment company under Section 3(a)(1)(C) of the Act ultimately rests upon whether: (1) SOL constitutes a security (and therefore an Investment Security); and (2) Digital Assets Staked and Digital Assets Loaned constitute Investment Securities. As detailed below, the appropriate regulatory analysis overwhelmingly demonstrates that SOL is not a security (and therefore not an Investment Security), and that the Company’s Digital Assets Staked and Digital Assets Loaned do not constitute Investment Securities.

I.	SOL is not a security under the Howey Test

Under Section 2(a)(1) of the Securities Act of 1933 (the “Securities Act”) and Section 3(a)(10) of the Securities Exchange Act (the “Exchange Act”), the definition of “security” includes certain enumerated instruments (e.g., stocks, bonds, etc.), as well as “investment contracts.” Given the indisputable and obvious features of SOL and the fact that it clearly does not fall within the other categories of “security” found within the Exchange Act definition, we focus our analysis exclusively on whether or not SOL constitutes an “investment contract.” An investment contract is not defined in either the Securities Act or the Exchange Act; however, the Commission and courts have long relied on the test set forth in SEC v. Howey, 328 U.S. 293 (1946) and its progeny (the “Howey Test”) in determining whether a scheme or arrangement is an investment contract.5 Under the Howey Test, a scheme constitutes an investment contract, and thus a security, if the following four elements are met: (i) an investment of money; (ii) in a common enterprise; (iii) with an expectation of profits; (iv) solely from the efforts of others.6 All four elements of the Howey Test must be satisfied for a scheme to be considered an “investment contract.” As described in detail below, the Company’s purchase of SOL does not satisfy the four elements of the Howey Test. As a result, SOL maintained on the Company’s balance sheet do not constitute Investment Securities.

(a)	An investment of money

Generally, the Commission has taken the position that the first element of the Howey Test will be satisfied in most instances.7 This element is interpreted broadly and can be satisfied by consideration other than money, including digital assets. Given that the Company purchased SOL using fiat currency and/or other digital assets in blind transactions that took place on one or more non-U.S. digital asset exchanges, the first element of the Howey Test is likely satisfied.

(b)	Common Enterprise

A “common enterprise” may be “horizontal,” “narrowly vertical,” or “broadly vertical.” A horizontal enterprise is present when multiple investors pool funds and the profits of each investor correlate with those of the other investors. A narrow vertical common enterprise is present when an investor’s profits are tied to a promoter. A broad vertical common enterprise is present when profits depend on the promoter’s expertise. Another common enterprise test is the “risk capital test”, which considers: (1) if the funds are being raised for a business venture, (2) if the transaction is presented to the public at large, (3) if investors are substantially powerless to influence the success of the venture, and (4) if the investors’ money is at risk because it is not sufficiently secured.8 While there may be arguments that a particular investment in certain digital assets would not constitute a common enterprise (in the context of decentralized platforms, for instance), it is likely that a common enterprise would likely be found for most digital assets under at least one of the aforementioned tests. The SEC Framework states that most digital assets the Commission has analyzed involved a common enterprise.9

Applied here to the SOL token, it is likely that this element is satisfied because of the existence of horizontal commonality due to the value of SOL largely being derived from the success and growth of the Solana Network. Additionally, at the time SOL tokens were issued in primary sales, a common enterprise was likely established because the funds were raised from the public for the development of the Solana Network and purchasers had little influence on the success of the network, but risked funds due to not being sufficiently secured.10

[5]	SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

[6]	Id.

[7]	See SEC Strategic Hub for Innovation and Financial Technology, Framework for “Investment Contract” Analysis of Digital Assets. April 14, 2021, available at https://www.sec.gov/files/dlt-framework.pdf (referred to as the “SEC Framework”).

[8]	See Silver Hills Country Club v. Sobieski, 55 Cal. 2d 811 (1961).

[9]	SEC Strategic Hub for Innovation and Financial Technology, Framework for “Investment Contract” Analysis of Digital Assets, citing In re Barkate, 57 S.E.C. 488, 496 n.13 (Apr. 8, 2004).

[10]	We note that it may be appropriate to re-assess whether a common enterprise exists under the risk-capital test given the sufficient decentralization of the Solana Network and the substantial influence holders of SOL can have on the successful development and/or operations of the Solana Network.

(c)	Expectation of profits derived solely from the efforts of others

Typically, it is each of the ‘expectation of profits,’ and ‘efforts of others’ elements of the Howey Test upon which a securities determination hinges. The SEC Framework suggests that both of these prongs should be read together, and so we address both collectively here. The expectation of profits alone does not create a security; however, the passive expectation of profits from the efforts of others is a defining feature of a security.

The SEC Framework suggests that the presence of the following features may be indicia that a purchaser of a Digital Asset would have “reasonable expectations of profits” under the Howey Test if the token, among other things: (1) gives the purchaser rights to share in the enterprise’s income or profits or to realize gain from capital appreciation of the token; (2) is transferable or traded on a token trading platform, or expected to be traded on such a platform in the future; (3) is targeted broadly to purchasers, rather than targeted to those likely to utilize the token for its intended purpose on the network; (4) is sold in quantities indicative of investment rather than intended usage; (5) is priced with limited correlation between the initial purchase price of the token and the market price of the goods or services that may be obtained in exchange for the token; and (6) is marketed or promoted in a way that would suggest the success of the enterprise is dependent on the expertise and development efforts of the company.11

The SEC Framework further suggests that the presence of significant developer involvement in and control over furthering the development of the network and providing avenues for liquidity for the token may be indicia that a purchaser of a token is acting in reliance on the efforts of others. The SEC Framework also focuses on the financial incentive for developers to build the network, including whether tokens were distributed to the management team or if developers retained a portion of the digital assets for the opportunity to realize capital appreciation. The Commission has also stated that the efforts of others prong may be met if the token developer or a third-party sponsor or promotes the creation and sale of the token, retains a portion of the total token pool, and raises funds in excess of what may be needed to establish a functional network.12

[11]	We have extracted key highlights from the SEC Framework most applicable to this analysis. For a complete list of the characteristics and features described by the SEC, see the link provided in footnote 5.

[12]	See Digital Asset Transactions: When Howey Met Gary (Plastic), (Jun. 14, 2018) (oral statement of Will Hinman, Director, Division of Corporation Finance, Securities and Exchange Commission), available at https://www.sec.gov/news/speech/speech-hinman-061418.

Ultimately, the final prongs of the Howey Test are not satisfied given the fact that the Solana Network was, and is, sufficiently decentralized to the extent that purchasers of SOL tokens through secondary market transactions do not expect profits from the efforts of others (i.e., the Solana Foundation13 and/or Solana Labs, Inc. (“Solana Labs”)). Since its conception, the Solana Network has been, and continues to be, a community driven project. Transactions facilitated through the Solana Network are processed, confirmed, and functionally operated by approximately 1,400 third-party validators (“Validators”).14 When a user initiates a transaction, the details of the transaction are broadcast to the network, which are then confirmed by Validators. In the event the Solana Network requires software updates, improvements, or new features (collectively referred to as, “Improvements”), any member of the Solana Network community may submit a proposal which is then generally reviewed and developed by Solana Labs. However, the implementation of any Improvements can only be carried out if a sufficient number of Validators (i.e., third parties) incorporate such Improvements into the node.15

Because the Solana Network is sufficiently decentralized (as described above) and was sufficiently decentralized at the time the Company purchased SOL in blind transactions on non-U.S. digital asset exchanges,16 purchasers such as the Company could not have expected the value of SOL to be based on the efforts of the Solana Foundation and/or Solana Labs. The growth, adoption, and success of the Solana Network has largely depended on the participating public community and the numerous third-party Validators. Additionally, as further described below, the Company was not aware of the counterparty it purchased SOL from given it was through an offshore exchange in a blind programmatic sale.

In contrast, in Telegram and Kik, the court held that reasonable purchasers relied on the entrepreneurial and managerial efforts of the developers, founders, and associated persons of the respective networks which would likely appreciate the value of the tokens.17 Specifically, in Telegram, the court noted that if Telegram removed itself from the project, the TON network and GRAMs would have still existed, but would likely have lacked a critical mass of users and utility that would enable purchasers to realize a profit.18 The court in Kik similarly held that investors relied on Kik’s efforts, in part, because Kik represented it would expend, “startup resources, technology, and a covenant to integrate with the Kin cryptocurrency and brand.”19 The court also noted that investors were promised a consumptive use of Kin tokens, which was not available at the time of the sale. The courts’ reasoning in Telegram and Kik is not applicable to the Company’s SOL tokens. The consumptive value of the tokens was already established and the Solana Network was already sufficiently decentralized when the Company purchased its SOL tokens. Even if Solana Foundation and/or Solana Labs ceased to exist, the Solana Network, both currently and at the time of the Company’s purchase, would continue to operate and provide the utility underlying the SOL tokens. Therefore, because there was no expectation of profits solely based on the managerial efforts of others, the Howey Test fails.

[13]	The Solana Foundation (the “Solana Foundation”) is a non-profit foundation based in Switzerland dedicated to the decentralization, adoption, and the security of the Solana ecosystem.

[14]	See current status of the Solana Network https://solscan.io/analytics.

[15]	Currently, the top ten largest Validators (the “Top Ten Validators”) by number of SOL staked comprise of 18.6% of the total circulating supply of SOL. No Top Ten Validator is owned, operated, or managed by the Solana Foundation or Solana Labs. See https://solscan.io/validator for a list of all Validators.

[16]	See the Solana Validator Health Report 2022, https://solana.com/news/validator-health-report-august-2022. The Company purchased the majority of its SOL tokens between April 29, 2024 and May 27, 2024, and continues to buy and sell SOL tokens in the ordinary course of business pursuant to its hedging policy as it relates to the ETP Business.

[17]	Sec. & Exch. Comm’n v. Telegram Grp. Inc., 448 F. Supp. 3d 352 (S.D.N.Y. 2020) (“Telegram”); U.S. Sec. & Exch. Comm’n v. Kik Interactive Inc., 492 F. Supp. 3d 169 (S.D.N.Y. 2020) (“Kik”).

[18]	Telegram at 375.

[19]	Kik at 180.

1.	SEC v. Ripple Labs, Inc

Specifically as it relates to secondary sales, courts have already cogently considered the ‘expectation of profits,’ and ‘efforts of others’ elements of the Howey Test in determining whether certain Digital Assets sold were securities.20 In Ripple, the court distinguished institutional sales from programmatic sales, holding that sales made to public buyers on digital asset exchanges did not constitute a sale of securities because programmatic sales were blind bid-ask transactions and the purchasers could not have known whether their funds went to Ripple Labs.21 Further, the court reasoned that although purchasers expected profits from their purchases of XRP, they were not aware that they were purchasing from Ripple, and therefore they did not derive the expectation of profits from Ripple’s efforts. This same analysis and ultimate determination are appropriate for the issue at hand.

In applying the Ripple standard to the Company’s purchase of SOL tokens, it is essential to note that the Company primarily purchased its SOL tokens in the ordinary course as a public buyer through one or more non-U.S. digital asset exchanges. As was the case in Ripple, the Company could not have known whether it was purchasing SOL tokens from the Solana Foundation and/or Solana Labs because it purchased SOL tokens via blind bid-ask secondary transactions. As described further below, the Company’s purchase of SOL tokens is primarily to hedge its market risks associated with its ETP payables, not for the expectation of profit from the efforts of the Solana Foundation and/or Solana Labs. As a result, the Company’s purchase of SOL tokens does not meet the third and fourth prongs of the Howey Test.

2.	What was shall not always be

The Commission has taken the position that an instrument that was initially issued as a security may no longer constitute a security post-issuance.22 While the Company, together with the broader industry and its market participants, take the position that SOL was issued as a non-security digital asset since inception, the Solana Network has nonetheless developed continued, robust decentralization over time such that today any expectation of profits by a purchaser is not due to the managerial efforts of a promoter or enterprise (i.e., the Solana Foundation and/or Solana Labs), but rather due to the joint efforts of distributed network participants (i.e., Validators and third-party developers). The SEC Framework suggests the following considerations when making this determination: (i) whether or not the efforts of an active participant continues to be important to the value of an investment in the digital asset; (ii) whether the network on which the digital asset is to function operates in such a manner that purchasers would no longer reasonably expect an active participant to carry out essential managerial or entrepreneurial efforts; and (iii) whether the efforts of an active participant are no longer affecting the enterprise’s success.23

Accordingly, even if SOL was a security earlier in the Solana Network’s existence, SOL is no longer a security because: (i) although Solana Labs is involved in the development of Improvements, the value of an investment in SOL is exclusively dependent on whether a critical mass of Validators elect to adopt such Improvements; (ii) purchasers of SOLs would no longer reasonably expect the Solana Foundation and/or Solana Labs to carry out essential managerial or entrepreneurial efforts, given that the proposals for Improvements are predominantly discussed in public forums and ultimately adopted by third-party Validators; and (iii) the efforts of Solana Foundation and/or Solana Labs has little to no effect on the success of the Solana Network because even if the Solana Foundation and/or Solana Labs shut down completely, the Solana Network can (and likely would) continue as a community driven blockchain network with third-party Validators performing the critical functions of the network.24

[20]	SEC v. Ripple Labs, Inc., 682 F. Supp. 3d 308, 321 (S.D.N.Y. 2023) (“Ripple”).

[21]	Id.

[22]	Both former SEC Chairman Jay Clayton and former Director of the SEC Division of Corporation Finance, William Hinman have explicitly recognized this concept in the token context. In addition, the SEC Framework specifically includes a non-exhaustive list of factors that could be considered in reevaluating a digital asset previously considered a security to be a non-security for purposes of subsequent offers or sales.

[23]	See footnote 5.

[24]	The Commission has previously taken the position that SOL is a security; however, has yet to prevail on this position in its cases against Binance Holdings Limited, et. al. (Docket No.: 1:23-cv-01599-ABJ-ZMF) and Coinbase, Inc. (Docket No.: 1:23-cv-04738-KPF).

II.	The Company is not an “investment company” under Section 3(a)(1)(C) of the Act

As discussed extensively above, the Company’s assets do not exceed the 40% Test threshold owing in part to the fact that SOL is not a security. However, even if SOL was deemed an investment contract, and therefore a security, the Company is not an “investment company” under Section 3(a)(1)(C) of the Act given the fact that: (i) the Company’s balance sheet shows that the majority of the Company’s assets are Digital Assets Loaned and Digital Assets Staked (the “Digital Asset Receivables”), which are not Investment Securities; and (ii) the Company is not primarily engaged in in the business of investing, reinvesting, or trading in securities.25

For context, the Company primarily engages in six business lines through its divisions and subsidiaries:

●	Exchange Traded Products (the “ETP Business”): Through its wholly-owned subsidiary, Valour, Inc., and Valour Digital Securities Limited (together referred to as “Valour”), the Company engages in the business of developing and issuing exchange traded products (“ETPs”) that synthetically track the value of one or more digital assets, decentralized finance protocols, and/or other baskets of protocols;

●	Arbitrage Trading Desk (the “Arbitrage Business”): The Company engages in limited trading activities through its specialized arbitrage trading desk that aims to identify and capitalize on arbitrage opportunities within the Digital Asset ecosystem;

●	Digital Asset Liquidity Solutions (the “Liquidity Solutions Business”): The Company, through Stillman Digital Inc., a FinCEN registered money services business, and Stillman Digital Bermuda Ltd., a digital asset business licensed with the Bermuda Monetary Authority (collectively referred to as “Stillman”), provides Digital Asset liquidity solutions to its financial institution customers;

●	Venture Capital (the “Venture Capital Business”): The Company, directly or indirectly through its subsidiaries, invests in various early-stage companies and blockchain protocols;

●	Digital Asset Infrastructure (the “Infrastructure Business”): The Company engages in the business of providing governance and node management services to one or more Digital Asset networks; and

●	Research (the “Research Business”): Through its subsidiary, Reflexivity LLC (“Reflexivity”), the Company provides research reports for the digital asset industry.

In connection with the ETP Business, pursuant to Valour’s policy to hedge one hundred percent (100%) of its market risk, Valour purchases and sells the Digital Assets its ETPs track. Subject to Valour’s lending and staking policy, Valour may: (i) with respect to its positions in BTC, ETH, SOL, and AVAX (“Core Hedged Digital Assets”), lend up to seventy-five percent (75%) of the Core Hedged Digital Assets (fifty percent (50%) of which may be lent on terms up to six months), and/or stake up to one hundred percent (100%) of the Core Hedged Digital Assets; and (ii) with respect to all other Hedged Digital Assets (“Other Hedged Digital Assets”), lend up to seventy-five percent (75%) of the Other Hedged Digital Assets (fifty percent (50%) of which may be lent on terms up to six months), and/or stake up to seventy-five percent (75%) of the Other Hedged Digital Assets without any limitation, but up to ninety-five percent (95%) of the Other Hedged Digital Assets, provided the total assets under management is greater than $5,000,000 USD. Accordingly, the Company’s Digital Assets Loaned and Digital Assets Staked primarily are Core Hedged Digital Assets and Other Hedged Digital Assets and not Investment Securities.

[25]	15 U.S.C. § 80a–3(a)(1)(A).

(a)	Digital Assets Loaned and Digital Assets Staked are not Investment Securities

Despite the relationship between SOL and the Digital Asset Receivables – these assets are not Investment Securities; instead, Digital Asset Receivables are balance sheet entries that represent loan receivables and other receivables. With respect to Digital Assets Loaned, the Company is a lender of Digital Assets and does not hold, control, or otherwise maintain possession of the underlying Digital Assets lent by the Company. Instead, the Company’s balance sheet reflects the loan amount the Company expects to be repaid. The Company only enters into Digital Asset loans with certain financial institutions that satisfy the Company’s due diligence procedures which include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. In any event, the Company only lends Digital Assets that it holds pursuant to its policy to hedge its liability associated with its ETP payables. Even if the Commission determines that the Company’s lending activities constitute activities associated with investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(C), the Company’s Digital Assets Loaned only equal approximately 4.2% of the Company’s total assets.

Similarly, with respect to Digital Assets Staked, functionally, the Company is a service provider to the Solana Network and receives consideration, reflected as Digital Assets Staked on its balance sheet, for the services rendered to the Solana Network.26 The relationship between the Company and the Solana Network is one of a service provider – not ‘issuer’ and ‘investor’ or ‘buyer’ and ‘seller’ as the case would be in a primary or secondary securities transaction. Accordingly, it would be inappropriate to classify an accounts receivable entry on a company’s balance sheet as an Investment Security because the Digital Asset Receivables are operational assets and represent the Company’s interests in the proprietary Digital Assets deployed as a Validator and/or other node.

Of significance, the Company does not stake its Digital Assets through an intermediary or a third-party staking protocol. Instead, one hundred percent (100%) of the Company’s Digital Assets Staked are directly staked on a principal basis with the applicable blockchain. Notably, courts (and the Commission) have recognized a distinction between participating in a staking program (e.g., Coinbase’s staking program) and staking on one’s own behalf (e.g., the Company’s staking activities).27

[26]	References to the Company’s relationship with the Solana Network is made for illustrative purposes given approximately 65% of the Company’s Digital Assets Staked are the Company’s SOL tokens staked with the Solana Network. However, we note the Company’s staking activities with other blockchain networks are substantially similar in that the Company acts as a service provider that validates transactions via the applicable blockchain network.

[27]	See Sec. & Exch. Comm'n v. Coinbase, Inc., 726 F. Supp. 3d 260, 273 (S.D.N.Y. 2024).

The Coinbase court held that the Commission adequately alleged that Coinbase’s staking program constitute an offer of unregistered securities, namely, because participants relied on the efforts and resources of Coinbase to produce a financial return.28 The Coinbase court recognized, citing the Commission’s complaint, the distinction between “solo staking” – a process that can be “confusing, complicated, and costly” – and participating in Coinbase’s staking program, emphasizing the fact that Coinbase reduced barrier of entry and enabled participants greater financial gain due to the larger amount staked.29

The Company only uses its own assets and does not pool third-party assets in connection with its staking activities. It neither issues Investment Securities by offering a staking program nor does it participate in a staking program thereby purchasing Investment Securities. Instead, it engages in “solo staking” as a service provider to the Solana Network. As a result, the majority of the Digital Assets Staked on the Company’s balance sheet reflects the Company’s anticipated proceeds it earns from its services provided to the Solana Network and the principal amount of SOL tokens staked.

(b)	The Company is not primarily engaged in the business of investing, reinvesting, or trading in securities.

As discussed further in response to Item 2, the Company is not engaged in the business of investing, reinvesting, or trading in securities. However, specifically as it relates to the Company’s activities regarding Digital Assets Loaned and Digital Assets Staked, the Company acknowledges that the Commission has previously taken the position that the provision, by intermediaries, of certain lending services and offers of ‘Staking-as-a-Service’ (a “Staking Service”) generally constitute securities offerings.30 Digital asset lending programs or Staking Services that have historically been deemed securities offerings by the Commission involved intermediaries receiving and/or facilitating digital assets from third parties and in turn deploying such digital assets into one or more lending vehicles or similar structures. This is not the case here. For the avoidance of doubt, the Company does not offer, provide, or facilitate a crypto lending program or a Staking Service to any third-party or otherwise act as an intermediary in the provision of such services.

In contrast to BlockFi, Nexo, and Celsius, the Company is not an intermediary for third parties who deposit Digital Assets that are subsequently deployed and ‘managed’ on behalf of such depositors. Participants in these lending programs relied on the efforts of an intermediary (e.g., BlockFi) and reasonably expected profits based on the intermediary’s actions such as the deployment of funds in a decentralized finance protocol, receipt of rewards, and subsequent withdrawal from the protocol. The Company is not acting as an intermediary or on behalf of any third parties. Instead, the Company deploys its Digital Assets on a principal basis for commercial purposes other than investing. The Company acknowledges that if the Company was itself a customer of a service provider of a Staking Service, its interest in such staked digital assets may constitute a security.31 Notably, however, unlike as described in the recent lawsuit brought by the Commission in Consensys, the Company does not participate and/or deploy its SOL tokens in a liquidity pool or other scheme and does not receive a “liquidity staking token.” Instead, the Company bypasses the need for a liquidity pool because it holds sufficient SOL tokens to directly stake its SOL tokens as a Validator. As a result, the Company’s Digital Assets Staked should not be construed as Investment Securities because a security interest is not created by the Company’s staking activities. Instead, the Company is merely deploying its SOL tokens as a means to directly provide validation services to the Solana Network.

[28]	Id.

[29]	Id.

[30]	See Sec. & Exch. Comm’n, In the Matter of BlockFi Lending LLC, Release No. 11029 (Feb. 14, 2022) (“BlockFi”) (The Commission determined that BlockFi’s retail crypto lending product constituted a securities offering because investors lent crypto assets to BlockFi in exchange for a promise to provide a variable monthly interest payment); See also Sec. & Exch. Comm’n, In the Matter of Nexo Capital Inc., Release No. 11149 (Jan. 19, 2023) (“Nexo”); See also Complaint, SEC v. Celsius Network Limited and Alexander “Alex” Mashinsky, Case 1:23-cv-06005 (S.D.N.Y. 2023). (“Celsius”).

[31]	See Complaint, SEC v. Consensys Software Inc., Case 1:24-cv-04578 (E.D.N.Y. 2024). (“Consensys”).

The foregoing is supported by the Company’s Form 40-F filing and its audited financial statements, which state that the Company is engaged in its lending and staking business on a principal basis. The Digital Asset Receivables reflected on the Company’s balance sheet represent assets that are not made for investment purposes, but rather to allow the Company to hedge against its market risks while enabling the Company to increase its presence within the applicable blockchain ecosystems. Specifically, as it relates to the Solana Network, the Company seeks to expand its presence and participation within the Solana Network by staking its SOL, which necessarily requires the Company to hold and deploy sufficient SOL tokens. Ultimately, the Company is unaware of any regulatory precedent that would support the determination that the act of lending principally held Digital Assets, or performing engaging in staking activities with respect to principally held Digital Assets either creates a security or results in the characterization of such activity as a security, whether by application of the Howey Test, or otherwise.

Even if the Company’s Digital Assets Loaned and Digital Assets Staked were deemed Investment Securities under the Act, the Company does not engage in investing, reinvesting, or trading in securities with respect to these assets because the Company solely engages in these activities for hedging purposes, and not for a separate and distinct investment purpose. The Commission has previously granted no-action relief to a registered trust company where one of its series funds (on behalf of another series) entered into one or more foreign currency contracts, “solely to permit it to effect purchase and redemption transactions for shareholders … and to hedge its assets against fluctuations in the exchange rate between the Designated Currency and the U.S. dollar.”32 The Commission noted that the only way for the fund to isolate the effects of exchange rate fluctuations without affecting the return for other shareholders would be for the series fund to enter into the foreign currency contracts on behalf of the underlying fund. The Company’s positions in Digital Assets are similarly held for the purposes of hedging its liability under the ETP payables and not for the purposes of separately investing in the Digital Assets for the purposes of generating revenue.

2.	Please provide a comprehensive, detailed legal analysis regarding whether the (i) the Company (together with its consolidated subsidiaries) and (ii) any unconsolidated subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company, together with its consolidated subsidiaries and unconsolidated subsidiaries, does not meet the definition of an investment company under Section 3(a)(1)(A) of the Act. However, notwithstanding whether or not the Company satisfies the definition of an investment company under Section 3(a)(1)(A), the Company is nonetheless exempt from the provisions of the Act pursuant to Section 3(b)(1).

I.	The Company is Not an Investment Company Under Section 3(a)(1)(A) of the Act

Section 3(a)(1)(A) of the Act defines an investment company as any issuer that “holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”33 The Company does not hold itself out as being engaged primarily, or proposing to engage primarily, in the business of investing, reinvesting, or trading in securities. As an initial matter, and as discussed in the Company’s response to Item 1, the vast majority of the Company’s activities and/or holdings are in fact with respect to non-securities products, including SOL, Digital Assets Loaned, Digital Assets Staked, as well as other non-securities Digital Assets, each of which do not constitute securities under Section 3(a)(2) of the Act.34

[32]	Sec. & Exch. Comm’n, No-Action Letter, PIMCO Funds, File No. 811-05028 (Jul. 9, 2002).

[33]	See footnote 24.

[34]	Under Section 3(a)(2), an “investment security” is defined as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company…” Id. at § 80a–3(a)(2)

In addition, from a broader business perspective, while the Company markets its arbitrage trading and venture business lines on its website, its core business activities relate to the Company’s suite of ETP offerings. The Company’s primary ETP offering is an unsecured debt obligation of the Company to certificate holders that provides holders with synthetic exposure to a single Digital Asset, basket of Digital Assets, or Digital Asset index. Certificate holders are “exposed to the credit worthiness of the Issuer.”35 The ETPs are offered on European stock exchanges. Pursuant to its own policy, it purchases SOL (and other tokens tracked by the ETPs) primarily through non-U.S. digital asset exchanges as a hedge on its debt exposure to certificate holders rather than in connection with any investing, reinvesting, or trading activity.

The fact that the Company does not engage primarily in the business of investing, reinvesting, or trading in securities is further reflected in the Company’s financial statements. The Company’s most recent audited financial statements demonstrate that, in contrast to a business engaging in investment company activities, the Company primarily generates revenue from (1) the Company’s activities relating to its ETP Business, Arbitrage Business, and Research Business, and (2) management fees collected in connection with its ETP Business.36 Therefore, the Company does not meet the definition of investment company under Section 3(a)(1)(A) of the Act.

II.	The Company is Exempt from the Definition of Investment Company Pursuant to Section 3(b)(1) of the Act

Notwithstanding the position articulated in response to Section I above, even if the Company were to be found to satisfy the definition of investment company under Section 3(a)(1)(A) of the Act, it nonetheless may avail itself of the Section 3(b)(1) exemption. Section 3(b)(1) provides that any “issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities,” is exempt from registration as an investment company.37 Furthermore, while the Section 3(b)(1) exemption relates specifically to Section 3(a)(1)(C), the Commission has taken the position that a company that satisfies the Section 3(b)(1) exemption is also exempt from registration as an investment company pursuant to Section 3(a)(1)(A).38

In determining whether an issuer is engaged primarily in investing in securities and therefore subject to rely on the Section 3(b)(1) exemption from registration as an investment company, the Commission has generally used the five-factor test described in the declaratory order in Tonopah Mining Company of Nevada (the “Tonopah Test”).39 The five factors of the Tonopah Test are: (i) the company’s historical development, (ii) the company’s public representations of policy, (iii) the activities of the company's officers and directors, (iv) the nature of the company’s present assets, and (v) the sources of the company’s present income. Below we address each of the Tonopah Test factors as they relate to the Company.

[35]	See 2024 Base Prospectus, pg. 23-24.

[36]	See Condensed and Consolidated Interim Financial Statements, pg. 2 (September 30, 2024).

[37]	Id. at § 80a–3(b)(1)

[38]	See Certain Research and Development Companies, 69 Fed. Reg. 37046, n.9 (June 16, 2003).

39	Sec. & Exch. Comm’n, In the Matter of the Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (Jul. 21, 1947).

(a)	The Company’s Historical Development and Public Representations of Policy

Neither the Company’s historical development, nor its public representations of policy, indicate that the Company is primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. The “historical development” and “public representation” factors of the Tonopah Test examine a company’s historical business activities and the manner in which a company holds itself out to the public.40 Some of the pieces of evidence that companies consider when conducting a Tonopah Test analysis are offering documents, disclosures, statements to shareholders, and press releases.41

Historically, the Company has been existence since 1986. It has only been a blockchain focused technology company since 2021, when it filed articles of amendment to change its name to DeFi Technologies Inc. The Company’s public filings state that the Company “is a crypto-native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance.”42 In addition, the Company lists six primary business lines in its public filings: (1) the ETP Business; (2) the Arbitrage Business; (3) the Liquidity Solutions Business; (4) the Venture Capital Business; (5) the Infrastructure Business; and (6) the Research Business.43 Of these six business lines, only two potentially fall into the category of trading and investing: the Arbitrage Business and Venture Capital Business.

However, the Arbitrage Business is not engaged in trading and investing in Investment Securities, as further discussed below.

Ultimately, the Company’s historical development and public representations of policy are not indicative of a company primarily engaged in the business “of investing, reinvesting, owning, holding, or trading in securities.”

(b)	Activities of the Company’s Officers and Directors

The activities of the Company’s officers and directors are not primarily focused on managing the Company’s investments. The “activities of the company’s officers and directors” factor of the Tonopah Test examines the time and effort of a company’s senior management to determine if they are primarily devoted to managing the company’s business and operations or to managing the company’s investments.44 In Yahoo, the company stated that its officers and directors spent almost all of their time on the company’s internet and media business lines. The company noted that the board of directors’ involvement in investment activities was limited to adoption of the company’s investment policy and receiving periodic reports.45

The Company’s executive officers (“Officers”) allocate nearly all of their time to the Company’s operating business lines. Oliver Francois Roussy Newton, the Company’s chief executive officer, dedicates approximately eighty percent (80%) of his time managing and overseeing the Company’s core business lines. Mr. Newton spends the remaining twenty percent (20%) of his time on other ventures, not related to the Company’s business. Kenneth Choi, the Company’s corporate secretary and general counsel, spends nearly one hundred percent (100%) of his time on general corporate matters and is responsible for legal and regulatory oversight. Paul Bozoki, the Company’s Chief Financial Officer, allocates nearly one hundred percent (100%) of his time to managing the Company’s financial activities and strategy. Collectively, the Officers spend less than one percent (1%) of their time dedicated to managing the Company’s assets. The Company’s ETP Business, and its hedging activities, is managed by Valour personnel located abroad.

[40]	See e.g., Moses v. Black, 1981 WL 1599, at 97, 6-7 (S.D.N.Y. 1981).

[41]	SEC, Exemptive Notice, Yahoo! Inc., Release No. IC-24459, File No. 812-11976 (June 13, 2000) (“Yahoo”).

[42]	See Management’s Discussion and Analysis, pg. 3 (September 30, 2024).

[43]	Id.

[44]	See e.g., Moses v. Black, 1981 WL at 6-7.

[45]	See Yahoo! Inc., Release No. IC-24459.

(c)	The Nature of the Company’s Assets and Sources of the Company’s Income

Based on the nature of the Company’s assets and the sources of the Company’s income, the Company is not primarily engaged in the business of investing, holding, or trading securities. Therefore, the Company should be exempt from the Act under Section 3(b)(1), based on the standards set forth in the Tonopah Test.

Although the Commission has not explicitly stated how much emphasis should be placed on any particular factor of the Tonopah Test, it has indicated that more significance should be placed on the character of a company’s assets (as evidenced by the relative percentage of a company’s assets invested in operating businesses (“operating assets”) versus investment instruments (“investment assets”)), and the sources of the company’s present income (as evidenced by the relative percentage of the company’s income derived from operating assets versus investment assets).46 In Presto, 60% of the company’s assets were investment securities. However, in concluding that the company was not an investment company under Section 3(a)(1)(C), the court stated, “…looking primarily at accounting assets has a potential to mislead.”47 As made evident in the Company’s response to Item 1, despite the initial appearance of the Company’s balance sheet, it is substantially comprised of operating assets vs. investment assets.

Outside of the Company’s Venture Capital Business, nearly all of the Company’s Digital Assets (including its SOL holdings) are held for the purposes of hedging its risk exposure related to its ETP Business. The Company has an internal market risk policy on its ETPs, which requires the Company to hedge 100% of the market risk in digital assets underlying each ETP. Based on its market risk policy, the Company does not have the discretion to liquidate its digital asset holdings, as they closely track the ETPs48.

Therefore, while it may appear that the Company fails the balance sheet test under Section 3(a)(1)(C), the Company does not hold the digital assets for investment purposes, but rather in connection with its ETP business. In Yahoo, where the Commission granted the company an exemption from investment company registration obligations, the company noted in its request for exemptive relief that it makes small strategic, non-controlling investments in companies that can complement or enhance its internet and new media business. According to the company, it carried these investments on its balance sheet as “long-term” assets and did not intend to invest or trade in such securities for short-term or speculative purposes.49 Similar to Yahoo, not only does the Company not intend to invest or trade SOL (or other Digital Assets supporting its ETP offerings), but it is also prohibited from doing so by its market risk policy.

In Presto, the company recorded nearly $125 million from sales of its consumer product lines, yielding a net profit of $18.9 million. The company’s total receipts from investment securities that same year was $4.2 million.50 In determining that the company was exempt from registration as an investment company under Section 3(b)(1), the court stated, “…a firm is ‘primarily’ engaged in a business other than investment management only if more than half of its net profits come from non-investment sources…”51

[46]	SEC v. National Presto Industries, Inc., 486 F.3d 305, 307 (7th Cir. 2007) (“Presto”), in which the Court rejected the assertion that the composition of a company’s assets is the most important of these five considerations; rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”

[47]	Id. at 314.

[48]	See Management’s Discussion and Analysis, pgs. 15-16 (September 30, 2024).

[49]	See Yahoo! Inc., Release No. IC-24459.

[50]	Presto at 314.

[51]	Id.

Applying this same standard to the Company, for the nine-month period leading up to September 30, 2024, the Company recorded a net income of $97,236,374 and revenue of $152,436,040. The Company recorded realized and net change in unrealized gains and losses on Digital Assets of $282,773,515, a net loss on the realized and net change in unrealized gains and losses on ETP payables of ($160,541,229), staking and lending income of $22,865,352, management fees of $5,946,327, research revenue of $1,102,192, node revenue of $4,891, realized net gains on investments of $634,271, unrealized net loss on investments of ($353,478), and interest income of $4,268.

The Company’s income statement described above may be misleading on its face with respect to how the Company generates income. While it appears that the Company’s primary source of income was its realized and net change in unrealized gains and losses on Digital Assets, the business purpose that led to this income was primarily the Company’s hedging of its ETP payables, not for the purposes of “investing, re-investing, owning, holding, or trading in securities.” As extensively described above, the Company purchases and sells Digital Assets as part of its hedging strategy, which produces revenue as a by-product for the purpose of hedging against losses on ETP payables. The Company’s financial statements illustrate this purpose given that the Company’s net loss on its ETP payables was ($160,541,229) which was offset (i.e., the purpose of the hedge) by a realized and net change in unrealized gains and losses on Digital Assets of $150,565,607 attributed to the ETP Business. Notably, while the Arbitrage Business generated $132,121,555 in realized and net change in unrealized gains and losses on Digital Assets, the portion allocated to the ETP Business exceeds more than half of the realized and net change in unrealized gains and losses on Digital Assets. Further, we note that the Company’s Arbitrage Business does not engage in trading in Investment Securities. Instead, DeFi Alpha engages in identifying and trading arbitrage opportunities in non-security Digital Assets. Accordingly, the Company’s primary sources of income are not derived from Investment Securities, but rather other non-security and/or operating assets.

Given the Company’s historical development, public representations, directors and officers activities, and the nature of its assets and sources of its income, the Company does not meet the definition of investment company under the Tonopah Test. As a result, the Company is exempt from the investment company registration requirements of Section 3(a) of the Act.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact outside counsel to the Company Ethan L. Silver, Esq. of Lowenstein Sandler, LLP, at (212) 419-5862.

Very Truly Yours,

/s/ Kenny Choi
Name:	Kenny Choi
Title:	Corporate Secretary
Company:	DeFi Technologies, Inc.

cc: Ethan L. Silver, Esq., Lowenstein Sandler, LLP